Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Quantum and ADIC: A Great Combination

All-Employee Meetings May 3, 2006

Quantum

Today’s Agenda

ADIC Acquisition (Rick)

Next Steps (Rick)

Q&A

2

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

What We’re Announcing Today

The two leading, independent backup, recovery and archive providers…

Quantum

+

adic

Intelligent Storage™

are joining together to give customers…

the most comprehensive and integrated range of solutions for storing, managing, protecting and recovering their data.

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©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Industry Analyst Reaction

“This is a brilliant strategic move by Quantum and great news for customers… This acquisition propels Quantum into a clear top three position among the largest data protection suppliers, and makes them big enough to control their own fate. I love this deal.”

Steve Duplessie, founder and senior analyst of Enterprise Strategy Group

4

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

About ADIC

Founded in 1983

Manufacture and sell

Tape automation

Disk-based backup systems

Data management and archiving software

Storage networking appliances

1100 employees

Headquartered in Redmond, WA

5

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

$20 Billion Growth Market

Target Market Represents Growth Opportunity that is 2X the Rate of Storage Industry Overall

Total Storage Market End-user Revenue

Recovery Storage Market End-user Revenue

Total Storage Market 2006 CAGR%

Network Infrastructure $3.2 18.9%

Management Software $8.9 12.0%

Tape Devices / Systems $7.9 5.2%

Host-Attached Disk $7.3 -5.8%

Disk Arrays $18.4 6.3%

Total $45.7 5.5%

Recovery Storage Market 2006 CAGR%

Services $0.08 15.8%

Network Infrastructure $1.30 28.5%

Management Software $5.30 11.6%

Tape Devices / Systems $7.9 5.2%

Disk Systems $4.92 18.4%

Total $19.50 11.4%

CAGR is for 2003-2008

Source: IDC

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©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Quantum’s Strategic Priorities

More diverse, differentiated and valuable storage market position

Develop stronger execution platform that facilitates success by leveraging Quantum’s breadth to create sustainable cost and quality advantages

Build on industry’s leading independent tape business by capitalizing on unique position as developer of tape drives, media and automation

Create growth platform by moving beyond tape with disk, software and services optimized for tiered storage environments

Increased customer value and better overall experience

7

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Quantum – ADIC Combination

Transform the company into a market-focused, customer-oriented organization!

Three strategic priorities:

1. Expand our market access

Broaden our OEM base and increase our presence in the branded channel

Nearly triple our sales force, resulting in increased global scale

2. Develop a stronger growth platform

Increase our investment in higher growth opportunities

Provide more avenues for collaboration and innovation across R&D functions to address emerging customer needs

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©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Quantum – ADIC Combination

Transform the company into a market-focused, customer-oriented organization!

3. Enhance our financial position

Expand and diversify our revenue base

Increase the proportion of branded channel and service business

Achieve meaningful synergies and generate more cash and increased profitability

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Broad Coverage of User Needs

High Volume High Touch

adic Intelligent Storage tm

quantum

Backup recovery archive it’s what we do

Workgroup

Midrange

Enterprise

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Combination Leverages Strengths

Quantum’s relative strengths

Tape drives and media

Low-end tape automation

Removable disk drives

Security

High volume channel

Common strengths; more critical mass

Midrange tape automation

Disk-based backup

Services

OEM partnerships

ADIC’s relative strengths

Enterprise tape automation

Data management software

Enterprise sales expertise

Direct and vertical accounts

EMEA and APAC field coverage

Data Protection Leadership SMB Midrange Enterprise

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Extensive Solutions Platform

Our Vision: Comprehensive and integrated solutions for storing, managing, protecting and recovering data

- Core Backup & Recovery
- Remote Site Disaster Recovery
- Workflow & Archiving
- Tiered Data Center Storage
- Data Mgmt.
- Storage Security

Scalar 10k
Pathlight VX
DX-Series
PX720
DPM5500
Scalar i2000
Scalar i500
PX500 Series
SuperLoader 3
FastStor
LTO LINEAR TAPE-OPEN
DLT TAPE
DAT Digital Audio Tape
GO VAULT
TRAVAN



Storage Systems
Software & Services
COMPREHENSIVE SOLUTIONS PORTFOLIO
Storage Devices & Media
Technology Partners

StorageCare™
StorNext
iSurety
Global Services
Guardian
Rocksoft
DLTSAGE
DECRU
symantec.
YOSEMITE backup simplified™

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©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.
Quantum.

Transaction Summary

Definitive agreement signed May 2

ADIC to be acquired for $12.25 per share (approximately $770M total)

Cash transaction

Shareholders may opt to receive Quantum stock

Approximately $45 million in annual cost synergies

Up to 15 cents accretive on cash EPS basis in first full year after closing

Transaction subject to regulatory and ADIC shareholder approval

Deal expected to close in 3-4 months

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

The Combined Company

Over $1.2B in revenues

Over 3000 employees

500 salespeople and 700 service people worldwide

Over 250 enterprise VARs

Over 5,000 VARs actively selling product each quarter

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Succeeding Together

World-class global team of employees

Customer-centric culture

Significant market opportunity

Compelling strategic rationale

Complementary assets and capabilities

Extensive, synergistic solutions portfolio

Financial strength

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Integration Plan

Integration plan to be developed between now and close (approximately 3–4 month period)

Andy Panayides — Integration leader

Integration activities to be organized around key teams: Sales/Marketing, Engineering, Manufacturing Ops, Roadmap and G&A

Teams will be comprised of employees from both companies

Actual integration to occur after close

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

How to Conduct Business

Until closing, plan, but do not implement.

Meetings and discussions involving only Quantum or only ADIC employees are always okay. Meetings between Quantum and ADIC employees may be okay, depending on subject matter.

If you have questions, please contact your manager or submit them to the Question Box on the ADIC Integration Site on myQ (available by end of week)

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Today’s Agenda

ADIC Acquisition (Rick)

Next Steps (Rick)

Q&A

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

What’s Next

Complete the operations work – new product ramps, quality, operations changes, etc.

Launch DLT-S4 in SuperLoader3 and PX500

Focus on the next range of new products

Continue simplifying business systems and processes through Project Nike

Successfully close ADIC acquisition

DRIVE REVENUE PERFORMANCE!

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Today’s Agenda

ADIC Acquisition (Rick)

Next Steps (Rick)

Q&A

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the following: the merger transaction and the benefits and synergies of the merger; expectation that target market represents growth opportunity compared to growth of storage industry; expected benefits of increased financial strength; and the revenues, partners, markets, customers, products and technologies of the combined company. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Quantum to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the following: the approval of the transaction by the stockholders of ADIC; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; the successful and timely integration of ADIC operations, technologies and employees with those of Quantum; the ability to realize the anticipated benefits or synergies of the transaction in a timely manner or at all; fluctuations in the demand for the products of the combined company; possible development or marketing delays relating to product offerings of the combined company; the introduction of new products or technologies by competitors; and the ability of the combined company to achieve expected operating and financial results. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements will be included in the registration statement on Form S-4 that Quantum will file with the Securities and Exchange Commission. Quantum and ADIC undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this presentation.

©2006 Quantum Corporation. Company Confidential. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Quantum

Quantum and ADIC: A Great Combination

All-Employee Meetings May 3, 2006

Quantum